Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

2 March 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
Manager Secretariat and Shareholder Relations

Enc.

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Tabcorp Holdings Limited	66 063 780 709

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market buy back within 10/12 limit
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Fully paid ordinary shares in the capital of Tabcorp (***Ordinary Shares***).
3	Voting rights *(eg, one for one)*	One vote per Ordinary Share
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	525,035,088 Ordinary Shares
6	Whether shareholder approval is required for buy-back	Shareholder approval is not required
7	Reason for buy-back	Purchase of Ordinary Shares issued under the Tabcorp Long Term Performance Plan to prevent dilution

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Nil

On-market buy-back

9	Name of broker who will act on the company's behalf	Merrill Lynch
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	108,072 Ordinary Shares
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	During the period commencing on 17 March 2006 and ending on 21 March 2006
13	If the company intends to buy back shares if conditions are met - those conditions	Not applicable

Employee share scheme buy-back

14	Number of shares proposed to be bought back	Not applicable
15	Price to be offered for shares	Not applicable

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	Not applicable
17	Number of shares proposed to be bought back	Not applicable
18	Price to be offered for shares	Not applicable

Equal access scheme

19	Percentage of shares proposed to be bought back	Not applicable
20	Total number of shares proposed to be bought back if all offers are accepted	Not applicable
21	Price to be offered for shares	Not applicable
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	Not applicable

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: ......2 March 2006.........
(Director/~~Company secretary~~)

Print name: ....Kerry Willcock..

== == == == ==

+ See chapter 19 for defined terms.